Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a translation of a Spanish language press release issued by Gas Natural SDG, S.A. on April 21, 2006 in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL WILL EXAMINE THE BASIS AND CONSEQUENCES OF THE

SUPREME COURT DECISION AND ADOPT THE APPROPRIATE MEASURES

IN DEFENSE OF ITS INTERESTS

•	The injunctive suspension is contrary to Spanish and European Community doctrine and judicial precedents regarding defense of competition.

•	The Board of Directors of Gas Natural will adopt the appropriate measures to protect the interests of its shareholders and demand responsibility for any liability that may result.

•	This new action by Endesa is evidence of the intention of current Endesa management to continue filing legal action against the transaction, depriving its shareholders of the right to decide on said transaction.

GAS NATURAL has been notified of the decision by the Supreme Court to suspend, by injunction, the effectiveness of the Resolution of the Council of Ministers establishing the conditions for competition with respect to the offer by Gas Natural for Endesa.

Although the content of the decision is not known, since it has not yet been notified, GAS NATURAL believes that such decision could be contrary to the doctrine consolidated since time immemorial by said Court, in so many similar precedents that have been the subject of legal actions.

The injunctive suspension of the resolution of the Council of Ministers limits its scope to issues of the Law of Competition to which said acquisition, once it occurs, if it finally occurs, could trigger. Likewise, it must be noted that the Council of Ministers based its decision with respect to the conditions to be imposed, on review and analysis of the reports, which are non-binding and of contrary position, of the competent agencies, and in respect of other reasons which are inherent to the consideration of the Government. It is therefore difficult to deduce what has been the basis for said ruling in order to issue a legal decision that is balanced with the magnitude of the economic interests involved.

Gas Natural will analyze the decision of the Supreme Court with utmost interest to consider the legal consequences that may affect the offer, as well as other matters, and will act by adopting the appropriate measures to defend its interests and those of its shareholders.

Similarly, it will ensure that the interests of the Endesa shareholders are respected which, since today, could be adversely affected, once again, by the actions of its directors, in their aim to frustrate the offer process. In that regard, Gas Natural will consider demanding the relevant economic responsibilities and other liabilities which may arise from any injury.

Barcelona, April 21, 2006.